SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

BlackRock Municipal Target Term Trust
(BMN)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09247m105
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2005
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

(Page 1 of 4 pages)




ITEM 1	Security and Issuer
		Common Stock
		BlackRock Municipal Target Term Trust
		BlackRock Financial Management L.P.
		100 Bellevue Parkway
		Wilmington, DE   19809
ITEM 2	Identity and Background
		a) Karpus Management, Inc., d/b/a Karpus Investment Management
		(?KIM?)
		George W. Karpus, President, Director, and controlling stockholder
		JoAnn Van Degriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		individuals, pension, and profit sharing plans, corporations,
		endowments, trust, and others, specializing in conservative asset
		management (i.e. fixed income investments).
		d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus
		(?the Principals?) or KIM has been convicted in the past 5 years
		of any criminal proceeding (excluding traffic violations).
		e) During the last 5 years none of the Principals or KIM has been a
		party to a civil proceeding as a result of which any of them is subject
		to a judgment, decree, or final order enjoining future violations of
or
		prohibiting or mandating activities subject to, federal or state securities
		laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated 2,656,950
		shares of BMN on behalf of accounts that are managed by KIM (?the
		Accounts?) under limited powers of attorney, which represents 5.85%
		of the outstanding shares.   All funds that have been utilized in
making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		conservative, fixed income manager, with a specialty focus in the
		closed end fund sector, the profile of BMN fit the investment guidelines
for various Accounts.  Shares have been acquired since June 27, 1999.
ITEM 5	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 2,656,950 shares, which represent 5.85% of the outstanding shares.  Jo Ann Van Degriff presently owns 8,170 shares purchased December 16, 2004 at $10.33 per share (180 shares), December 17 at $10.31 (220 shares), December 20 at $10.34 (300 shares), December 21, 22, 23, and 28 at $10.35 (400 shares), June 28,
2005 at $10.16 (1000 shares), June 29 at $10.17 (150 shares), August 9 at
$10.08 (350 shares), August 12, 15, 16,and 17 at $10.06 (950 shares),
August 18 at $10.07 (200 shares), August 19, 23, and 24 at $10.05 (400 shares), August 22 at $10.06 (100 shares), August 30 at $10.04 (50 shares), August 31 at $10.07 (100 shares), September 7 and 9 at $10.07
(150 shares), September 8, 13, and 15 at $10.06 (350 shares), September
16, 19, 20, and 21 at $10.04 (550 shares), September 22, 23, and 26 at
$10.03 (530 shares), October 11 and 25 at $10.03 (340 shares), October
12, 17, and 20 at $10.00 (800 shares), October 14 and 18 at $9.99 (200 shares), November 16 at $9.98 (700 shares), and November 17 and 18 at
$9.95 (150 shares).  Karpus Management, Inc. presently owns 8500 shares purchased on December 14, 15, and 16, 2004 at $10.33 (460 shares),
December 17 at $10.31 (140 shares), December 20 and 21 at $10.34 (300 shares), December 22, 23, and 28 at $10.35 (300 shares), July 18, 19, and
20 at $10.13 (1100 shares), July 21 at $10.12 (300 shares), July 22, 28, and 29 at $10.11 (300 shares), August 1 and 4 at $10.10 (200 shares),
August 2 and 3 at $10.11 (600 shares), August 10 at $10.09 (200 shares),
August 16 at $10.06 (200 shares), August 18 and 31 at $10.07 (200 shares), August 23 and 24 at $10.05 (300 shares), August 30 at $10.04 (50 shares), September 7 and 9 at $10.07 (100 shares), September 8, 13, 15 at
$10.06 (350 shares), September 16, 19, 20, 21, and 29 at $10.04 (650 shares), September 22, 23, 26, and 28 at $10.03 (650 shares), September
27 at $10.02 (300 shares), October 4 at $10.05 (500 shares), October 5 at
$10.04 (200 shares), October 6 at $10.02 (200 shares), October 31 at
$10.00 (100 shares), November 4 at $9.99 (200 shares), November 8 at
$10.01 (100 shares), and November 15 at $9.97 (500 shares).  None of the other Principals of KIM currently owns shares of BMN.
		b) KIM has the sole power to dispose of and to vote all such Shares
		under limited powers of attorney.
c) Below are the open market purchases in the last 60 days for the
Accounts.  There have been no dispositions and no acquisition, other than by such open market purchases, during such period.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
10/3/2005
2100
10.06

11/4/2005
25550
9.99
10/4/2005
57800
10.50

11/7/2005
24000
10
10/5/2005
23400
10.04

11/8/2005
27500
10.01
10/6/2005
30600
10.02

11/9/2005
7000
9.99
10/7/2005
3400
10.01

11/10/2005
55600
9.96
10/11/2005
18350
10.03

11/11/2005
2000
9.97
10/12/2005
17800
10.00

11/14/2005
5000
9.98
10/13/2005
3700
10.00

11/15/2005
51500
9.97
10/14/2005
5300
9.99

11/16/2005
46400
9.98
10/17/2005
20000
10.00

11/17/2005
5700
9.95
10/18/2005
15000
10.00

11/18/2005
5600
9.95
10/19/2005
3600
9.99

11/21/2005
47300
9.95
10/20/2005
65700
10.00

11/22/2005
71500
9.96
10/21/2005
3900
9.99

11/23/2005
7420
9.95
10/24/2005
27200
10.03

11/25/2005
3500
9.96
10/25/2005
50800
10.03

11/28/2005
1400
9.96
10/27/2005
10000
10.02

11/29/2005
24000
9.96
10/28/2005
6400
10.01

11/30/2005
10550
9.95
10/31/2005
14000
10.00




      The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares.  None of the Accounts has an interest
      in Shares constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with
Respect
		to Securities of the Issuer
		Except as described above, there are no contracts, arrangement,
		understandings or relationships of any kind among the Principals and
KIM
		and between any of them and any other person with respect to any of the
		BMN securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable





























Signature
		After reasonable inquiry and to the best of my knowledge and belief,
I
certify that the information set forth in this statement is true, complete and correct.
						Karpus Management, Inc.


December 9, 2005 			By: _________________________
           Date					            Signature
				           Dana R. Consler, Senior Vice President
						            Name /Title